The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600
[redacted]

08004983

September 16, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Our group exposure to Lehman Brothers' Group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 9/18

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

September 16, 2008

The Sumitomo Trust & Banking Co., Ltd.
8403 (TSE 1st section, OSE 1st section)

Our group exposure to Lehman Brothers' Group

Tokyo, September 16, 2008 – Our group exposure to Lehman Brothers Holdings Inc., which filed for Chapter 11 protection in the U.S. on September 15, 2008, and its subsidiaries (hereinafter, "Lehman Brothers' Group") is as follows as of September 12, 2008.

1. On balance transactions

We do not have any exposure to Lehman Brothers' Group arising from on balance transactions including loan and bond.

2. Off-balance transactions

i) We do not provide any commitment line for Lehman Brothers' Group.

ii) We have outstanding derivative transactions, mainly Interest Rate Swap transactions, with Lehman Brothers' Group, and our net exposure after deducting cash collateral is approximately ¥6 billion as of September 12, 2008. We do not have any Credit Default Swap transaction with Lehman Brothers' Group.

iii) We have a lending balance of our equity holdings to Lehman Brothers' Group, which is approximately ¥1 billion. However, as it is fully covered by cash collateral, we substantially have no exposure.

3. Effect to earnings forecast

At this point, there are no effects on the earnings forecast for FY2008 due to the exposure mentioned above.

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For further information, please contact:
The Sumitomo Trust & Banking Co., Ltd. IR Office TEL +81-3-3286-8354

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